Robert W. Phillips Direct Dial (650) 463-3051 Robert.Phillips@lw.com	140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com
FIRM / AFFILIATE OFFICES

DRAFT COMMENT RESPONSE LETTER FOR DISCUSSION PURPOSES ONLY

April 12, 2011

VIA EDGAR and FEDEX

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attention:            Maryse Mills-Apenteng, Special Counsel

                              Michael F. Johnson, Staff Attorney

                             Tamara J. Tangen, Staff Accountant

	Abu Dhabi Barcelona Beijing Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan File No. 042829-0009	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	Ellie Mae, Inc.
Amendment No. 6 to Registration Statement on Form S-1
(Registration No. 333-166438)

Ladies and Gentlemen:

On behalf of Ellie Mae, Inc. (the “Company” or “Ellie Mae”), we are filing Amendment No. 6 (“Amendment No. 6”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2010 and last amended by Amendment No. 5 (“Amendment No. 5”) on March 28, 2011 (as amended, the “Registration Statement”). Amendment No. 6 is an “exhibit only” filing to file a revised Exhibit 5.2 in response to the comments received on April 11, 2011 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Prospectus Summary

1.	In your next amendment, please consider including a discussion of any trends or events that have occurred since the end of your last fiscal year that have or may significantly impact your operations. In this regard, we note that during the first quarter the Mortgage Bankers Association’s weekly survey releases included both increases and decreases in mortgage application volume and that Fannie Mae’s March Economic Outlook reportedly indicated that mortgage applications fell in both January and February.

Response: In response to the Staff’s comment, the Company confirms to the Staff that the Company actively considered post year-end mortgage origination volume trends in the current version of the Registration Statement. Specifically, the Company notes to the Staff that in

April 12, 2011

Amendment No. 3 to the Registration Statement (filed with the Commission on February 17, 2011), the Company included a discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview” (found on page 35 of Amendment No. 5) regarding this expected decline in mortgage origination volumes and how the Company intended to combat these expected declines. The Company also provided similar references to the expected mortgage origination volume decline in the prospectus summary and in the risk factors entitled “Mortgage lending volume is expected to be lower in 2011 and 2012 than it was in 2010 due to various economic factors, including the anticipated increase in mortgage interest rates, which could adversely affect our business” and “Our future performance will be highly dependent on our ability to continue to attract Encompass SaaS customers and, to a lesser extent, to grow revenues from Ellie Mae Network offerings and new services.” In each instance, the Company disclosed that mortgage loan volume is expected to be lower in 2011 and 2012 than it was in 2010. The Company confirms to the Staff that these disclosures were based in large part on the downward revised forecast of mortgage origination volume published by the Mortgage Bankers Association in February 2011 and with which subsequent weekly and monthly reports issued by the Mortgage Bankers Association and Fannie Mae generally have been consistent, including the specific reports referenced by the Staff in this comment. Accordingly, the Company respectfully submits to the Staff that the current Registration Statement includes appropriate discussion of the expected impact of lower mortgage original volume forecasts for 2011 and 2012 and that no additional disclosure is necessary.

Item 16.   Exhibits and Financial Statements

(a) Exhibits, page II-2

Exhibit 5.2

2.	We note the statement in the last paragraph on page 4 that “this opinion may not be furnished or quoted to, or relied upon by, any other person for any purpose.” This language may erroneously suggest that purchasers of the securities are not entitled to rely upon the legality opinion. Please provide a revised opinion that removes any limitation on reliance or advise.

Response: In response to the Staff’s comment, a revised Exhibit 5.2 that removes any limitation on reliance has been filed with Amendment No. 6 as requested.

*****

April 12, 2011

We hope that these responses and revisions to Amendment No. 6 are helpful in concluding your review of the Registration Statement. Please do not hesitate to contact me by telephone at (650) 463-3051, by fax at (650) 463-2600 or by email at robert.phillips@lw.com with any questions or comments regarding this correspondence.

Very truly yours,
DRAFT
Robert W. Phillips of LATHAM & WATKINS LLP

Enclosures

cc:	Sigmund Anderman, Ellie Mae, Inc.

Elisa Lee, Ellie Mae, Inc.

Christopher Kaufman, Latham & Watkins LLP

Steven Bernard, Wilson Sonsini Goodrich & Rosati, PC